Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium Presented Laboratory Data at XXth Congress

of International Society for Thrombosis and

Haemostasis

Laboratory Data Presented on Defibrotide & Oligotide

Protective Effect on Endothelial Cells From Chemotherapy

Induced Damage and Activation

Villa Guardia (Como), Italy, August 9, 2005 – Gentium S.p.A.  (AMEX: GNT) (the “Company”) announced that earlier today in Sydney, Australia, Dr. Guenther Eissner,  Ph.D, Chief of the Molecular Biology Research Laboratory for Gentium, presided over a poster presentation at the XXth Annual Congress of the International Society on Thrombosis and Hemostasis.  The poster presentation, “Defibrotide and Oligotide, Two DNA-Based Drugs, Protect Human Microvascular Endothelial Cells Against Chemotherapy-Induced Damage and Activation,” reports that data showed the drugs’

potential ability to protect human endothelial cells from chemotherapy-induced activation, transendothelial migration and apoptotic damage and may eliminate the increased allogenicity of cytotoxic T cells (CTL).  In laboratory studies Defibrotide showed anti-thrombotic, anti-ischemic, and pro-fibrinolytic activity with endothelium protective effects.

Defibrotide, the company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat veno-occlusive disease (VOD) with multiple organ failure (“Severe VOD”) and Fast Track designation to facilitate development and expedite the agency’s review of the drug.

Dr. Massimo Iacobelli, Gentium’s scientific director, commented on the outcome of the study, “This is very encouraging data as to the effects of conditioning with Defibrotide and Oligotide prior to allogeneic stem cell transplantation and cancer chemotherapy of solid tumors, where in both cases, the stabilization of the vascular endothelium is one of the pivotal steps to cure.”

About VOD

Severe VOD is a potentially life-threatening condition in which some of the veins in the liver are blocked as a result of toxic cancer treatments such as chemotherapy, radiation, hormone therapy and bone marrow and stem cell transplants. It is estimated that 80% of patients with Severe VOD die with 100 days.  There are no currently approved treatments for Severe VOD.

About the Company

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA) to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.”  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

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